

May 23, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

> **Re:** **Evogene Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 26, 2013**
> **CIK number 0001574565**

Dear Mr. Haviv:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. We note the following phrases: "leadership position in the field of plant genomics," "leading proprietary computational technologies," found at page 2; "highly scalable," "strong intellectual property portfolio," found at page 3; "our technological leadership," found at page 4; and similar references. These statements appear to contain marketing language and are subjective. Please revise to state that they are your belief, substantiate

the statements to us or remove such statements or assertions. Similarly revise under "Business," at page 65, and throughout your prospectus.

3. Please revise to define industry terms and jargon such as "abiotic" and "biotic" in the initial instances that they are used so that investors who do not work in your industry can understand the disclosure.

4. Please provide a reasonably itemized statement of the major categories of expenses incurred in connection with the issuance and distribution of the ordinary shares to be offered. The information may be given subject to future contingencies. If the amounts of any items are not known, estimates (identified as such) shall be given. Refer to Item 9.F.2 of Form 20-F.

5. Please disclose Israeli governmental laws, decrees, regulations or other legislation, if any, which may affect the import or export of capital, including the availability of cash and cash equivalents. Refer to Item 10.D.1 of Form 20-F.

6. We note your disclosure on page 72 that you commissioned a 2010 life-cycle analysis from Symbiotic Engineering. Please tell us why you believe you are not required by Rule 436 to file a consent from Symbiotic Engineering as an exhibit to the registration statement. Alternatively, include the consent with your next amendment. Please advise whether any of the other market and industry data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please revise the citations to the market and industry data to include the names of all reports.

7. Please update the financial statements as necessary to comply with Item 8A of Form 20-F.

8. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Prospectus Summary, page 1

9. We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the company's losses in recent periods, the capital-intensive nature of your business, the development stage of some of your operations and your other key risks. We also note, for example, the effects that negative publicity regarding genetically modified crops and biotechnology products may have on your operations and revenues. Further disclose that it will take at least six years before the first seeds complete the development process and become commercially viable. Additionally, please provide similar disclosure on page 65.

10. Please revise to refrain from using terms such as "successful" and "success" to describe

your relationships with your collaborators. We note that you have not received payments from sales royalties generated by your collaborators and have incurred recent net losses.

11. Please clarify that you have not entered into any collaboration agreements in your ag-chemical operations and that you have not generated any revenues from seed sales to agricultural companies for biodiesel.

Our Strengths, page 2

12. Please revise to balance the disclosure that while you expect to receive revenues from sales royalties generated by your collaborators you have not received such revenues to date and that you cannot guarantee that you will receive such payments. Also note the extensive period of time before you may receive any payments from sales royalties generated by your collaborators. Revise pages 66, 70, 74 and throughout the prospectus accordingly.

Industry Background, page 3

13. Please revise the paragraph concerning the growth in the global seed market to remove references to compound growth rates or include the intervening yearly growth numbers here. Please refrain from referring to compound growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented.

Risk Factors, page 9

We may not be able to protect our intellectual property rights throughout the world, page 18

14. We note your statement on page 95 that China is one of the countries in which you operate and seek to protect your intellectual property rights. Accordingly, disclose in this risk factor that China has historically not protected a company's intellectual property rights to the same extent as the United States.

Our U.S. shareholders may suffer adverse tax consequences, page 24

15. It appears that you have included legal conclusions in the disclosure under this risk factor. Please revise or attribute the opinions to legal counsel.

We are an emerging growth company, page 25

16. We note your disclosure on page 55 that you have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. However, in this risk factor, you state that you "may" take advantage of certain exemptions from various requirements that are

applicable to other public companies that are not "emerging growth companies." Please revise to clarify.

Price Range of Our Ordinary Shares, page 32

17. We note that you have provided the annual high and low market prices for your ordinary shares for the 2010, 2011 and 2012 full financial years. Please provide the annual high and low market prices for your ordinary shares for the 2008 and 2009 full financial years. Refer to Item 9.A.4(a) of Form 20-F.

Use of Proceeds, page 33

18. While you state in certain instances that you have no specific plans for the proceeds, you also state on pages 11 and 12 that you may use a significant portion of proceeds to invest in the infrastructure to develop ag-chemical products and Evofuel. Please reconcile. If you have no specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F. As applicable, revise the related risk factor on page 26 accordingly.

Capitalization, page 35

19. Please note that when you file your registration statement on EDGAR, you will have to update your capitalization table as of a date no earlier than 60 days prior to the filing of the registration statement. See Item 3.B of Form 20-F.

20. The "cash and cash equivalents" item is technically not part of the capitalization table. Therefore, revise the first sentence to state that the following table sets forth your capitalization together with your "cash, cash equivalent and marketable securities."

Selected Consolidated Financial Data, page 38

21. Please revise to present five years of data as required by Item 3.A. of Form 20-F or disclose that you are unable to do so without unreasonable effort or expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Comparison of Period to Period Results of Operations, page 45

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 48

Cost of Revenues, page 48

22. Please clarify your statement that "the increase in cost of revenues was in line with the increase in revenues for the same period" given that revenues increased 18.6% from 2010

to 2011 while cost of revenues increased 41.9% for the same period.

Contractual Commitments and Contingencies, page 52

23. Please revise your table of contractual obligations and commitments to include amounts due under non-cancellable operating leases as disclosed in Note 15 to your financial statements.

Industry Overview, page 56

24. Please revise to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

Business, page 65

Our Business, page 65

25. We note that you are in the developmental stages with your ag-chemical and seeds for feedstock for biodiesel operations. Please further revise the Business section to describe the estimated timelines and costs to expand these two operations.

Computational Technologies, page 77

26. Please revise the second paragraph to clarify that the claims regarding your computational technologies are the beliefs of management.

Key Collaborations, page 80

27. With respect to the original share purchase agreements with Monsanto and Bayer, please clarify whether the payments for the equity purchases were considered to be advances on your collaborative research projects.

28. You describe a number of agreements related to your "key collaborations" in this section that appear to be material contracts but were not filed as exhibits to the registration statement. These agreements are with, for example, DuPont, Syngenta, SLC Agricola and T6. Please file these as exhibits with your next amendment or explain why you are not required to do so.

DuPont, page 84

2007 Collaboration Agreement, page 84

29. Please tell us the impact of the 2012 notice from DuPont of its election not to further evaluate the genes in soybeans. In this regard, we note that your collaboration agreement was specifically focused on corn and soybeans. Please tell us the amount of any deferred revenue recorded in your financial statements for the soybean collaboration that would not be realized as a result of DuPont's discontinuance of the program and clearly explain if any losses were recorded, amounts written off or expenses incurred. To the extent no such expenses or losses were recognized as a result of DuPont's decision, please explain why.

Facilities, page 97

30. Please disclose the material terms for the leases discussed in this section. It appears that you have filed them as material agreements with your registration statement.

Board of Directors, page 102

31. Please clarify the distinction between external directors and independent directors.

Principal Shareholders, page 114

32. Please provide the exercise price, the purchase price, if any, and the expiration date for the options identified in the footnotes. Refer to Item 6.C. of Form 20-F.

33. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Monsanto Company.

Description of Share Capital, page 119

34. Please disclose whether Israeli law or your articles of association allow for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Taxation and Government Programs, page 123

35. The tax considerations discussed in this section appear to be material to investors. You also state on page 130 that you do not expect that you will be classified as a PFIC for the taxable year ending December 31, 2013. Pursuant to Item 601(b)(8) of Regulation S-K, a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please provide a tax

opinion or explain why you believe an opinion is not required.

36. Please revise throughout this section to state that stockholders are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors.

United States Federal Income Taxation, page 131

37. Please briefly describe the mark-to-market treatment that, if elected, could mitigate some of the adverse tax consequences for a U.S. holder of your securities should you be classified as a PFIC.

Underwriting, page 133

38. Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

Consolidated Statements of Changes in Equity, page F-5

39. We note the presentation in your consolidated balance sheets and statements of changes in equity of the line item entitled "Reserve- transaction with former controlling shareholder." Please tell us and explain in the notes to your financial statements the nature of this item, including when and how it originated and how the amount reflected in this reserve was calculated or determined.

Consolidated Statements of Cash Flows, page F-6

40. Please explain why the amount disclosed in your supplemental disclosure of non-cash investing and financing activities for the modification of put option on page F-7 is $7,764 when it appears this amount represents the value of the put option at December 31, 2011 rather than the 2011 modification to the put option as indicated in the statements of changes in equity on page F-5 of $3,331. Please advise or revise.

Notes to Consolidated Financial Statements, page F-8

Note 2:-Significant Accounting Policies, page F-8

d. Functional currency, reporting currency and foreign currency, page F-9

41. We note from the disclosure on page F-9 that the company's functional currency is the U.S. dollar. Given the disclosure on page 28 which indicates that approximately 72% of

your revenues are denominated in US dollars while approximately 90% of your expenses were incurred in NIS, please explain in further detail why you believe the U.S. dollar is your functional currency. As part of your response and your revised footnote disclosure, please explain how you considered the various factors outlined in paragraphs 9 through 14 of IAS 21 in determining that the U.S. dollar is your functional currency.

l. Revenue Recognition, page F-11

42. We note the disclosure on page 42 concerning your recognition of up-front payments. Please revise your revenue recognition policy in the notes to your financial statements to disclose your revenue recognition policy with regards to this revenue stream.

Note 5:-Major Collaboration Agreements, page F-17

43. We note that in connection with the Monsanto agreement, share capital and premium were recorded based on the market price of your shares on the Tel Aviv exchange on the closing date of the collaboration agreement. We also note that as the investment agreement and the collaboration agreement were signed in contemplation of each other, the agreements were treated as a multiple-element arrangement. We further note that the net balance of the investment agreement and put option were recognized as deferred revenue from research and development services to be recognized over the term of the agreement. With regards to these transactions, please tell us and revise the notes to your financial statements to clarify the following:

- Please indicate the share price on the Tel Aviv Stock Exchange on August 27, 2008, the closing date of the agreement and explain how Monsanto's purchase price for the 3,272,727 shares acquired compared to the trading price of the shares on the date acquired.
- Please explain whether the original share purchase agreement with Monsanto specifically stated that certain amounts paid were to be considered advances on collaborative research and development projects and include the original share purchase agreement as an exhibit to your next amendment of the Form F-1 registration statement. Alternatively, supplementally provide us with a copy of the agreement.
- Explain the nature and amount of the consideration to be received in the event you exercise the put option. You should also explain why amounts were allocated to revenue at the original closing and modification of the put option agreement and explain how you plan to account for any difference between the proceeds received on exercise of the put option and the carrying value of the put option at the time it is exercised.
- To the extent the agreement does not explicitly state that amounts paid represent advances on research and development projects, please explain how the amounts you allocated to deferred revenue meet the definition of revenue under IAS 18. You should fully explain why you believe it is appropriate to record revenue from the

Monsanto share purchase agreement and the authoritative accounting guidance upon
which you relied under IFRS as the basis for your conclusions.

- Tell us and explain in Note 5 how you are recognizing the deferred revenue
associated with the Monsanto investment and collaboration agreement in your
financial statements. Also, please disclose the amounts of the various types of
revenues associated with this agreement that are included in your results of operations
during each period presented in your financial statements, and where applicable,
explain how they were calculated or determined.

44. In addition, we note a similar investment agreement with Bayer CropScience in which
Bayer paid $12 million for an investment in 1,726,619 shares of your common stock at
$6.95 per share. In this regard, please tell us and revise Note 5 to disclose the following:

- Please indicate the share price on the Tel Aviv Stock Exchange on December 12,
2010, the closing date of the agreement and explain how Bayer's purchase price for
the 1,726,619 shares acquired compared to the trading price on the date the shares
were acquired.
- Please explain whether the original share purchase agreement with Bayer specifically
stated that some amounts paid were to be considered advances on collaborative
research and development projects and include the original investment agreement as
an exhibit to your next amendment of Form F-1. Alternatively, supplementally
provide us with a copy of this agreement.
- To the extent the agreement does not explicitly state that amounts paid represent
advances on research and development projects, please explain how the amounts you
allocated to deferred revenue meet the definition of revenue under IAS 18. You
should fully explain why you believe it is appropriate to record revenue from the
Bayer investment agreement and the authoritative accounting guidance upon which
you relied under IFRS as the basis for your conclusions.
- Tell us and explain in Note 5 how you are recognizing the deferred revenue
associated with the Bayer collaboration agreement in your financial statements. Also,
please disclose the amounts of each type of revenues associated with this agreement
that are included in your results of operations during each period presented in your
financial statements, and where applicable, explain how they were calculated or
determined.

Note 16:-Shareholders' Equity, page F-27

45. We note from the disclosure on page F-28 that during 2011, 4,295,753 Series 2 warrants
were exercised for total consideration of $15.7 million. We also note that upon the Series
2 exercise, an additional amount of $5.5 million, which was previously recorded as a
liability, was converted into equity. Please tell us and revise Note 16 to disclose the
significant terms of the warrants that were exercised during 2011. Also, please tell us
and explain in the notes to your financial statements why an additional amount of $5.5

million that was previously recorded as a liability was converted into equity in connection with the exercise of the Series 2 warrants.

Note 17:-Share-Based Compensation, page F-28

46. Please revise to disclose the range of exercise prices for options outstanding at the end of the period. Refer to the disclosure requirements outlined in paragraph 45d of IFRS 2.

Note 18:-Statements of Comprehensive Income – Additional Information, page F-30

47. We note from page 28 that $0.8 million of interest has accrued on government grants that have been received to date of approximately $4.0 million. Given that you have no interest expense line item in financial expenses on page F-31, please tell us how you have reflected the interest due on such grants in your statement of operations.

48. We note from the disclosure included in Note 18 that income of $3,729 and expense of $5,393 associated with the revaluation of warrants has been reflected in financing income and expense during 2011 and 2010 respectively. We also note from the disclosures provided in MD&A that this income and expense represents the change in the fair value of the company's outstanding publicly traded warrants. Please tell us and explain in the notes to your financial statements why the outstanding warrants are being adjusted to fair value each period and indicate the relevant IFRS technical accounting literature that provides the basis for the treatment used. Also, please revise the notes to your financial statements to explain in further detail the nature of the income and expense that has been recognized by the company in connection with the revaluation of warrants during 2011 and 2010. As part of your response and your revised disclosures, please explain the nature and terms of the warrants, the nature and terms of the transaction in which the warrants were originally issued, and the method and significant assumptions that were used in determining the income and expense recognized in connection with the revaluation of the warrants during 2011 and 2010.

Note 19:-Net Income (Loss) Per Share, page F-32

49. Please revise Note 19 to include a reconciliation of the weighted average shares used to compute basic and diluted earnings per share for 2011. Refer to the disclosure requirements outlined in paragraph 70b of IAS 33.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joshua G. Kiernan, Esq.